東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04010794

11th March, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 10th March, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dw 3/25

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PRESS CLARIFICATION

The Board of the Company refers to the Article (as defined hereinbelow) in relation to an alleged group re-organisation of the Company involving the injection of assets by Minmetals HK, the controlling shareholder of the Company, into the Company and wishes to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") refers to an article appearing in a newspaper published on 9th March, 2004 ("**Article**") in relation to an alleged group re-organisation of the Company ("**Alleged Re-organisation**") involving the injection of assets by China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"), the controlling shareholder of the Company and indirectly holding approximately 53.95% of the issued share capital of the Company, into the Company and wishes to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

The Company has received a letter from Minmetals HK (which has made appropriate enquiry with its parent company, China Minmetals Corporation formerly known as China National Metals and Minerals Import and Export Corporation) on 9th March, 2004 stating that (i) it has not engaged any professional advisor to assist with the Alleged Re-organisation; (ii) it has not lodged any application for the Alleged Re-organisation with the State-owned Assets Supervision and Administration Commission and the Securities Regulatory Commission of the People's Republic of China; (iii) currently, it has no specific proposal which may affect the Company although Minmetals HK will review its business strategy from time to time; and (iv) it has no current plan to inject any of its existing assets or businesses into the Company and/or its subsidiaries.

The Board confirms that save as disclosed in this announcement, there are no matters and/or information which ought to be disclosed pursuant to paragraph 2 of the Listing Agreement.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the Board of
ONFEM Holdings Limited
Siu Tin Ho
Company Secretary

Hong Kong, 10th March, 2004

China Daily 11 March 2004, Thursday Announcement 8

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

PRESS CLARIFICATION

The Board of the Company refers to the Article (as defined hereinbelow) in relation to an alleged group re-organisation of the Company involving the injection of assets by Minmetals HK, the controlling shareholder of the Company, into the Company and wishes to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") refers to an article appearing in a newspaper published on 9th March, 2004 ("**Article**") in relation to an alleged group re-organisation of the Company ("**Alleged Re-organisation**") involving the injection of assets by China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"), the controlling shareholder of the Company and indirectly holding approximately 53.95% of the issued share capital of the Company, into the Company and wishes to clarify that the Company is not aware of and has not been informed of any of the matters referred to in the Article.

The Company has received a letter from Minmetals HK (which has made appropriate enquiry with its parent company, China Minmetals Corporation formerly known as China National Metals and Minerals Import and Export Corporation) on 9th March, 2004 stating that (i) it has not engaged any professional advisor to assist with the Alleged Re-organisation; (ii) it has not lodged any application for the Alleged Re-organisation with the State-owned Assets Supervision and Administration Commission and the Securities Regulatory Commission of the People's Republic of China; (iii) currently, it has no specific proposal which may affect the Company although Minmetals HK will review its business strategy from time to time; and (iv) it has no current plan to inject any of its existing assets or businesses into the Company and/or its subsidiaries.

The Board confirms that save as disclosed in this announcement, there are no matters and/or information which ought to be disclosed pursuant to paragraph 2 of the Listing Agreement.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By order of the Board of
ONFEM Holdings Limited
Siu Tin Ho
Company Secretary

香港商報 2004年3月11日 星期四 B2

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

澄清報章報導

本公司董事會謹此提述一則有關聲稱涉及香港五礦(本公司之控股股東)向本公司注入資產之本公司集團重組之該報導(定義見下文)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

東方有色集團有限公司(「**本公司**」)之董事會(「**董事會**」)謹此提述一則於二零零四年三月九日刊登於一份報章內有關聲稱涉及中國五礦香港控股有限公司(「**香港五礦**」)(本公司之控股股東及間接持有本公司約53.95%之已發行股本)向本公司注入資產之本公司集團重組(「**該聲稱重組**」)之報導(「**該報導**」)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

本公司於二零零四年三月九日接獲香港五礦(其已向其母公司中國五礦集團公司(前稱中國五金礦產進出口總公司)作出適當查詢)之信函，敍述其(i)並無聘請任何專業顧問協助該聲稱重組；(ii)並無向中華人民共和國之國有資產監督管理委員會及證監會呈交有關該聲稱重組之任何申請；(iii)現時並無會對本公司有影響之特訂建議，惟香港五礦將不時檢討其商業策略；及(iv)現時未有計劃向本公司及/或其附屬公司注入任何現有資產或業務。

董事會確認除本公佈所披露者外，概無任何事宜及/或資料為根據《上市協議》第2段而須予公開者。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
東方有色集團有限公司
公司秘書
蕭天好

香港，二零零四年三月十日

* *僅供識別*

請同時參閱本公佈於香港商報刊登的內容。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

澄清報章報導

本公司董事會謹此提述一則有關聲稱涉及香港五礦(本公司之控股股東)向本公司注入資產之本公司集團重組之該報導(定義見下文)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

東方有色集團有限公司(「**本公司**」)之董事會(「**董事會**」)謹此提述一則於二零零四年三月九日刊登於一份報章內有關聲稱涉及中國五礦香港控股有限公司(「**香港五礦**」)(本公司之控股股東及間接持有本公司約53.95%之已發行股本)向本公司注入資產之本公司集團重組(「**該聲稱重組**」)之報導(「**該報導**」)，並謹此澄清本公司並不知悉亦無獲通知該報導所提述之事宜。

本公司於二零零四年三月九日接獲香港五礦(其已向其母公司中國五礦集團公司(前稱中國五金礦產進出口總公司)作出適當查詢)之信函，敍述其(i)並無聘請任何專業顧問協助該聲稱重組；(ii)並無向中華人民共和國之國有資產監督管理委員會及證監會呈交有關該聲稱重組之任何申請；(iii)現時並無會對本公司有影響之特訂建議，惟香港五礦將不時檢討其商業策略；及(iv)現時未有計劃向本公司及/或其附屬公司注入任何現有資產或業務。

董事會確認除本公佈所披露者外，概無任何事宜及/或資料為根據《上市協議》第2段而須予公開者。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
東方有色集團有限公司
公司秘書
蕭天好

香港，二零零四年三月十日

* *僅供識別*

請同時參閱本公佈於香港商報刊登的內容。